40-33
811-8490

Paul Hastings

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Diego
San Francisco
Stamford
Tokyo
Washington, D.C.

(212) 318-6713
christophertafone@paulhastings.com

January 8, 2004

37269.00001

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: **Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc. and Excelsior Funds Trust (the "Funds")**
Registration Nos. 811-4088, 811-4101 and 811-8490

Ladies and Gentlemen:

On behalf of the Funds and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was filed on December 10, 2003, in the United States District Court for the Southern District of New York against the Funds, as well as against The Charles Schwab Corporation, U.S. Trust Corporation, United States Trust Company of New York and Doe Defendants.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Christopher J. Tafone

Christopher J. Tafone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/327374.2

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street, New York, New York 10022-3205
telephone 212-318-6000 / facsimile 212-319-4090 / internet www.paulhastings.com

PaulHastings

Atlanta
Beijing
Hong Kong
London
Los Angeles
New York
Orange County
San Diego
San Francisco
Stamford
Tokyo
Washington, D.C.

(212) 318-6713
christophertafone@paulhastings.com

January 8, 2004 37269.00001

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc. and Excelsior Funds Trust (the "Funds")
Registration Nos. 811-4088, 811-4101 and 811-8490

Ladies and Gentlemen:

On behalf of the Funds and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was filed on December 10, 2003, in the United States District Court for the Southern District of New York against the Funds, as well as against The Charles Schwab Corporation, U.S. Trust Corporation, United States Trust Company of New York and Doe Defendants.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Christopher J. Tafone

Christopher J. Tafone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/327374.2

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

DURAND WILSON II, On Behalf of Himself and All Others Similarly Situated, Plaintiff, vs. EXCELSIOR FUNDS INC. BLENDED EQUITY, EXCELSIOR FUNDS INC. LARGE CAP GROWTH, EXCELSIOR FUNDS INC. OPTIMUM GROWTH, EXCELSIOR FUNDS INC. SMALL CAP, EXCELSIOR FUNDS INC. VALUE AND RESTRUCTURING, EXCELSIOR FUNDS INC. MID CAP VALUE, EXCELSIOR FUNDS INC. ENERGY AND NATURAL RESOURCES, EXCELSIOR FUNDS INC. REAL ESTATE, EXCELSIOR FUNDS INC. BIOTECHNOLOGY, EXCELSIOR FUNDS INC. EQUITY INCOME, EXCELSIOR FUNDS INC. INTERNATIONAL, EXCELSIOR FUNDS INC. PACIFIC/ASIA, EXCELSIOR FUNDS INC. PAN EUROPEAN, EXCELSIOR FUNDS INC. EMERGING MARKETS, EXCELSIOR FUNDS INC. MANAGED INCOME, EXCELSIOR FUNDS INC. INTERMEDIATE-TERM, EXCELSIOR FUNDS INC. MANAGED INCOME, EXCELSIOR FUNDS INC. HIGH YIELD, EXCELSIOR FUNDS INC. SHORT-TERM GOVERNMENT SECURITIES, EXCELSIOR FUNDS INC. LONG-TERM TAX EXEMPT, EXCELSIOR FUNDS INC. INTERMEDIATE-TERM TAX EXEMPT, EXCELSIOR FUNDS INC. SHORT-TERM TAX EXEMPT SECURITIES, EXCELSIOR FUNDS INC. NEW YORK INTERMEDIATE-TERM TAX EXEMPT, EXCELSIOR FUNDS INC. CALIFORNIA TAX EXEMPT INCOME FUND, EXCELSIOR FUNDS INC. MONEY MARKET, EXCELSIOR FUNDS INC. GOVERNMENT MONEY, EXCELSIOR FUNDS INC. TREASURY MONEY, EXCELSIOR FUNDS	Civil Action No. CLASS ACTION COMPLAINT JURY TRIAL DEMANDED

(Caption continued on next page)

INC. TAX EXEMPT MONEY, EXCELSIOR FUNDS INC. NEW YORK TAX EXEMPT [1]MONEY, EXCELSIOR FUNDS INC. INSTITUTIONAL EQUITY FUND, EXCELSIOR FUNDS INC. INSTITUTIONAL FUNDS INTERNATIONAL EQUITY FUND, EXCELSIOR FUNDS INC. INSTITUTIONAL MONEY FUND, EXCELSIOR FUNDS INC. INSTITUTIONAL TOTAL RETURN FUND, (collectively known as "EXCELSIOR FUNDS"); THE CHARLES SCHWAB CORPORATION; U.S. TRUST CORPORATION; UNITED STATES TRUST COMPANY OF NEW YORK; EXCELSIOR FUNDS TRUST; EXCELSIOR FUNDS INC., EXCELSIOR TAX EXEMPT INC., and JOHN DOES 1-100,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Excelsior Funds (as defined in the caption of this case, above), press releases, and media reports about the matter. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class (the "Class") consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Excelsior Funds, Inc. family of funds (*i.e.*, the Excelsior Funds as defined in the caption above) between December 12, 1998 and November 16, 2003, inclusive, (the "Class Period") and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the

Securities Exchange Act of 1934 (the 'Exchange Act'), and the Investment Advisers Act of 1940 (the "Investment Advisers Act").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose that a few favored customers were improperly allowed to "time" their mutual fund trades in exchange for paying large maintenance fees and other remuneration to the Fund Defendants. "Timing," as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. As a result of the wrongful and illegal misconduct described herein, defendants have caused plaintiff and members of the Class to suffer damages.

JURISDICTION AND VENUE

4. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337.

5. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class

members reside within this District. Many of the Defendants maintain their principal place of business within this District.

6. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiff Durand Wilson II, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the Excelsior Funds Inc. Value and Restructuring Fund (the "Value and Restructuring Fund") during the Class Period and has been damaged thereby.

8. Each of the mutual funds in the Excelsior Funds family of funds, including the Value and Restructuring Fund, is a mutual fund that is regulated under the Investment Company Act of 1940 and that buys, holds, and sells shares or other ownership units that are subject to the misconduct alleged in this complaint. The Excelsior Funds are managed by defendants United States Trust Company Of New York and U.S. Trust Company, N.A.

9. Defendant Charles Schwab Corporation is a financial services firm providing securities brokerage and related services. Charles Schwab Corporation is the ultimate parent of the entities named as defendants herein. Charles Schwab Corporation maintains its principal place of business at 120 Kearny Street, San Francisco, California 94108.

10. Defendant U.S. Trust Corporation, N.A. was registered as an investment adviser under the Investment Advisers Act and, together with United States Trust Company of New York, acted as investment advisor to the Excelsior Funds during this period. U.S. Trust Corporation, N.A. and United States Trust Company of New York had ultimate

responsibility for overseeing the day-to-day management of the Excelsior Funds. U.S. Trust Corporation, N.A. is a wholly-owned subsidiary of the Charles Schwab Corporation U.S. Trust Corporation, N.A. is located at 225 High Ridge Road, Stamford, Connecticut 06905.

11. Defendant United States Trust Company of New York is registered as an investment adviser under the Investment Advisers Act and, together with U.S. Trust Corporation, N.A., acted as investment advisor to the Excelsior Funds during this period, U.S. Trust Company of New York and U.S. Trust Corporation, N.A. had ultimate responsibility for overseeing the day-to-day management of the Excelsior Funds. United States Trust Company of New York is a wholly-owned subsidiary of The Charles Schwab Corporation United States Trust Company of New York is located at 114 W. 47th Street, New York, New York 10036.

12. Defendants U.S. Trust Corporation, N.A. and United States Trust Company of New York are collectively referred to herein as the "Advisors."

13. Defendant Excelsior Funds Trust is the registrant and issuer of the shares of the following Excelsior Funds: Equity Income Fund; High Yield Fund; Mid-Cap Value Shares Fund; Institutional Equity Fund; Institutional Funds International Equity Fund; Institutional Money Fund; Institutional Total Return Fund; Optimum Growth Fund. Excelsior Funds Trust is located at 114 W. 47th Street, New York, New York 10036.

14. Excelsior Tax Exempt Inc. is the registrant and issuer of the shares of the following Excelsior Funds: California Tax Exempt Income Fund; Intermediate-Term Tax Exempt Fund; Long Term Tax Exempt Fund; Short-Term Tax Exempt Securities Fund; Tax-Exempt Fund; New York Intermediate Term Tax-Exempt Fund. Excelsior Tax Exempt Inc. is located at 114 W. 47th Street, New York, New York 10036.

15. Excelsior Funds Inc. was the registrant and issuer of the shares of the following Excelsior Funds: Small-Cap Fund; Biotechnology Fund; Blended Equity Fund; Emerging Markets Fund; Energy & Natural Resource Fund; High Yield Fund; Large Capital Growth Fund; Real Estate Fund; Value & Restructuring Fund; Government Money Fund; Intermediate-Term Managed Income Fund; International Fund; Managed Income Fund; Money Fund; Pacific/Asia Fund; Pan European Fund; Short Term Government Securities Fund; Treasury Money Fund. Excelsior Funds Inc. is located at 114 W. 47th Street, New York, New York 10036.

16. Defendants Excelsior Funds Trust, Excelsior Tax Exempt Inc. and Excelsior Funds Inc. are collectively referred to as the "Registrants."

17. Charles Schwab Corporation, the Advisors, the Registrants and the Excelsior Funds are referred to collectively herein as the 'Fund Defendants."

18. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Excelsior Funds investors, such as plaintiff and the other members of the Class, in exchange for which the John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

SUBSTANTIVE ALLEGATIONS

Background: Timed Trading and Its Effects on Long-Term Investors

19. Mutual funds, including the Excelsior Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

20. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the Net Asset Value, or "NAV," is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at **2 *a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at ***4 p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

21. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Excelsior Funds' underlying securities may not have traded for hours before the New York closing time can render the funds' NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

22. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

23. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

24. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, most mutual funds prohibit the practice. In the registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Excelsior Funds (collectively referred herein as the "Prospectuses"), defendants stated that timing is monitored and that the Fund Defendants work to prevent it. As will be set forth below, these statements were materially false and misleading because the Fund Defendants allowed the John Doe Defendants to time their trades in the Excelsior Funds shares.

Defendants' Fraudulent Scheme: Secret Timed
Trading in Exchange for Fees and Other Remuneration

25. Unknown to investors, from at least as early as December 12, 1998 and until November 16, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that

enabled certain favored investors to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading.

26. In exchange for allowing and facilitating this wrongful conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, the Advisors, as manager of the Excelsior Funds, and each of the relevant fund managers, profited from fees the Advisors charged to the Excelsior Funds that were measured as a percentage of the fees under management.

27. In exchange for the right to engage in timing, which hurt plaintiff and other Class members by artificially and materially affecting the value of the Excelsior Funds, the John Doe Defendants, agreed to park substantial assets (sometimes referred to as "sticky assets" or "static assets") in the Funds, thereby increasing the assets under Excelsior Funds' management and the fees paid to Excelsior Funds' managers.

28. The synergy between the Fund Defendants and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

The Prospectuses Were Materially False and Misleading

29. Plaintiff and each of the Class members purchased shares or other ownership units in Excelsior Funds pursuant to a Prospectus. Prior to investing in any of the Excelsior Funds, including the Value and Restructuring Fund, plaintiff and each member of the Class were entitled to and did receive a Prospectus for the respective fund, each of which contained substantially the same materially false and misleading statements regarding the Excelsior Funds' policies on timed trading.

30. The Prospectuses falsely stated that the Excelsior Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. For example, in language that typically appeared in the Prospectuses, the July 29, 2003 Excelsior Funds Inc. International Prospectus acknowledged that frequent trading is harmful to shareholders and is discouraged by the imposition of redemption fees:

> A redemption fee of 2.00% of the value of the shares redeemed or exchanged will be imposed on shares in a Fund redeemed or exchanged 30 days or less after their date of purchase. ***The redemption fee is intended to limit short-term trading in the Funds or, to the extent that short-term trading persists, to impose the costs of that type of activity on the shareholders who engage in it.*** The redemption fee will be paid to the appropriate Fund. Each Fund reserves the right, at its discretion, to waive, modify or terminate the redemption fee. [Emphasis added].

31. The Prospectuses similarly represented that the Excelsior Funds protect shareholders from the harmful effects of frequent trading by limiting the number of share exchanges a customer can engage in is limited to six per year, stating as follows in relevant part:

> In order to protect other shareholders, we may limit your exchanges to no more than six per year or reject an exchange if we deem that such exchange would not be in the best interests of a Fund or its shareholders.

32. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

a. that defendants had entered into an agreement allowing the John Doe defendants to time their trading of the Excelsior Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the Excelsior Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Excelsior Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the John Doe Defendants and waived the redemption fees, at Excelsior Funds' investors expense, that the John Doe Defendants should have been required to pay, pursuant to Excelsior Funds' stated policies;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Excelsior Funds and/or increased the Excelsior Funds' costs and thereby reduced the Excelsior Funds' actual performance.

THE SCHEME BEGINS TO BE REVEALED

33. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices alleged herein (the "Spitzer Complaint"), charging a hedge fund ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices of the defendants with the particularity that had resulted from a full- scale confidential investigation. The Spitzer Complaint alleged *inter alia*, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses. [. . .]
>
> [Bank of America] (1) set Canary up with a state-of-the-art electronic trading platform [. . .] (2) gave Canary permission to time its own mutual fund family . . . (3) provided Canary with approximately $300 million of credit to finance this late trading

> and time, and (4) sold Canary derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial; Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

34. On September 4, 2003 *The Wall Street Journal* published a front-page story about the Spitzer Complaint under the headline "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York State Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."
>
> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."
>
> **For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; one study published last year estimated that such strategies cost long-term investors $5 billion a year.**
>
> The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. (emphasis added).

35. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern

District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

36. The involvement of the Fund Defendants in the growing mutual fund scandal was not revealed publicly until November 16, 2003. On that date, Charles Schwab Corporation issued a press release on "Mutual Fund Issues," reporting on the results of its internal investigation into mutual fund trading improprieties. According to the release, the Excelsior Funds were market timed by institutional clients pursuant to "arrangements", stating as follows on relevant part:

> These funds have thousands of clients and there were market-timing arrangements, we believe, with five institutional clients. Market timing is a practice that puts an expense burden on other fund shareholders and frankly is not good business.

The press release further revealed that certain employees destroyed emails in an attempted cover-up:

> Unfortunately, two junior employees violated our ethics policy and deleted related email files during the investigation for reasons we do not fully understand. We have found those files in backup data sources and we are cooperating with the New York Attorney General's investigation. The employees have been terminated.

Defendants' Scheme and Fraudulent Course of Business

37. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Excelsior Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Excelsior Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

ADDITIONAL SCIENTER ALLEGATIONS

38. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Excelsior Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Excelsior Funds, their control over, and/or receipt and/or modification of Excelsior Funds' allegedly materially misleading misstatements and/or their associations with the Excelsior Funds which made them privy to confidential proprietary information concerning the Excelsior Funds, participated in the fraudulent scheme alleged herein.

39. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers

can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. ***While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by Canary – are easy for managers to spot.*** And mutual fund managers have tools to fight back against timers.

40. The John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

41. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Excelsior Funds, between December 12, 1998 and November 16, 2003, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

42. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Excelsior Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

43. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

44. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

45. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are

(a) whether the federal securities laws were violated by defendants' acts as alleged herein

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Excelsior Funds and the Fund Defendants; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

46. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of

the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

VIOLATIONS OF THE SECURITIES ACT

FIRST CLAIM

Against the Registrants For Violations of Section 11 Of The Securities Act

47. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

48. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Registrants.

49. The Registrants are the registrants for one or more of the Excelsior Fund shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

50. Prior to purchasing units of the Value and Restructuring Fund, plaintiff was provided the appropriate Prospectus, and, similarly, prior to purchasing units of each of the other Excelsior Funds, all Class members likewise received the appropriate Prospectus. Plaintiff and the other Class members purchased shares of the Excelsior Funds traceable to the false and misleading Prospectuses.

51. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was

the practice of the Excelsior Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, the John Does named as defendants herein were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and adverse facts

a. that defendants had agreed to allow the John Doe Defendants to time its trading of the Excelsior Funds shares;

b. that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in Excelsior Funds shares;

c. that, contrary to the express representations in the Prospectuses, the Excelsior Funds enforced their policy against frequent traders and late trading selectively, *i.e.,* they did not enforce it against the John Doe Defendants;

d. that the Fund Defendants regularly allowed the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Excelsior Funds and/or increased the Excelsior Funds' costs and thereby reduced the Excelsior Funds' actual performance; and

e. the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants and John Doe Defendants benefited financially at the expense of the Excelsior Funds investors including plaintiff and other members of the Class.

52. Plaintiff and the Class have sustained damages. The value of the Excelsior Funds shares decreased substantially subsequent to and due to defendants' violations.

53. At the time they purchased the Excelsior Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not

reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

SECOND CLAIM

Against Charles Schwab Corporation and the Advisors as Control Persons of the Registrants For Violations of Section 15 of the Securities Act

54. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

55. This Claim is brought pursuant to Section 15 of the Securities Act against Charles Schwab Corporation and the Advisors as control persons of the Registrants. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Excelsior Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Charles Schwab Corporation and the Advisors.

56. The Registrants are liable under Section 11 of the Securities Act as set forth herein.

57. Each of Charles Schwab Corporation and the Advisors was a "control person" of Nations Fund, Inc. within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. Charles Schwab Corp. and the Advisors directly and indirectly, had the power and authority, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. At the time plaintiff and other Class members purchased shares of the Excelsior Funds, Charles Schwab Corporation and the Advisors, by virtue of their positions of control and authority

over the Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Registrants to engage in the wrongful conduct complained of herein. Charles Schwab Corporation and the Advisors caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

58. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Charles Schwab Corp. and the Advisors are liable to plaintiff and the Class to the same extent as are the Registrants for their primary violations of Section 11 of the Securities Act.

59. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Charles Schwab Corp. and the Advisors.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE FRAUD-ON-THE MARKET DOCTRINE

60. At all relevant times, the market for Excelsior Funds was an efficient market for the following reasons, among others

a. The Excelsior Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

b. As regulated entities, periodic public reports concerning the Excelsior Funds were regularly filed with the SEC;

c. Persons associated with the Excelsior Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

d. The Excelsior Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

61. As a result of the foregoing, the market for the Excelsior Funds promptly digested current information regarding Excelsior Funds from all publicly available sources and reflected such information in the respective Excelsior Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Excelsior Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Excelsior Funds during the Class Period suffered similar injury through their purchase or acquisition of Excelsior Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

62. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

63. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other members of the Class to purchase Excelsior Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful

scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

64. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Excelsior Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Excelsior Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

65. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Excelsior Funds' operations, as specified herein.

66. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

67. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

68. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Excelsior Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Excelsior Funds during the Class Period at distorted prices and were damaged thereby.

69. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Excelsior Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

70. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

71. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Excelsior Funds shares during the Class Period.

FOURTH CLAIM

Against Charles Schwab Corporation (as a Control Person of the Advisors, the Registrants and the Excelsior Funds); the Advisors (as a Control Person of the Registrants and the Excelsior Funds); and the Registrants (as a Control Person of the Excelsior Funds) For Violations of Section 20(a) of the Exchange Act

72. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

73. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Charles Schwab Corporation, as a control person of the Advisors, the Registrants and the Excelsior Funds; the Advisors, as a control person of the Registrants and the Excelsior Funds; and the Registrants, as a control person of the Excelsior Funds.

74. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Excelsior Funds' public filings, press releases and other publications are the collective actions of Charles Schwab, the Advisors and the Registrants.

75. Each of Charles Schwab, the Advisors and the Registrants acted as a controlling person of the Excelsior Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Excelsior Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Charles Schwab, the Advisors and the Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Excelsior Funds, including the content and

dissemination of the various statements which plaintiff contends are false and misleading. Charles Schwab, the Advisors and the Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

76. In particular, each of Charles Schwab, the Advisors and the Registrants had direct and supervisory involvement in the operations of the Excelsior Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

77. As set forth above, Charles Schwab, the Advisors and the Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Charles Schwab, the Advisors and the Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Excelsior Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against the Advisors [15 U.S.C. § 80b-6 and 15 U.S.C. § 80b-15]

78. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

79. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

80. Each of the Advisors served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

81. As fiduciaries pursuant to the Investment Advisers Act, the Advisors were required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act. 15 U.S.C. §80b-6, governing the conduct of investment advisers.

82. During the Class Period, the Advisors breached their fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, the Advisors allowed the John Doe Defendants to secretly engage in timed trading of the Excelsior Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich the Advisors, among other defendants, at the expense of plaintiff and other members of the Class.

83. The Advisors breached their fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

84. The Advisors are liable as direct participants in the wrongs complained of herein. The Advisors, because of their position of authority and control over the Registrants, and the Excelsior Funds, were able to and did (1) control the content of the Prospectuses; and (2) control the operations of the Excelsior Funds.

85. The Advisors had a duty to (1) disseminate accurate and truthful information with respect to the Excelsior Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to plaintiff and members of the Class. The Advisors participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of the Advisors' breaches of fiduciary duties including:

a. increasing their profitability at plaintiff' and other members of the Class' expense by allowing the John Doe Defendants to secretly time their trading of the Excelsior Funds shares; and

b. placing their interests ahead of the interests of plaintiff and other members of the Class.

86. As a result of the Advisors' multiple breaches of their fiduciary duties owed to plaintiff and other members of the Class, plaintiff and other Class members were damaged.

87. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with the Advisors and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

88. Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

89. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

90. Awarding plaintiff and the Class rescission of their contract with the Advisors and recovery of all fees paid to the Advisors pursuant to such agreement;

91. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

92. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 10, 2003

Respectfully submitted,

MILBERG WEISS BERSHAD HYNES & LERACH, LLP

By ________________________
Melvyn I. Weiss (MW-1392)
Steven G. Schulman (SS-2561)
Peter E. Seidman (PS-8769)
Andrei V. Rado (AR-3724)
One Pennsylvania Plaza
New York, New York 10119-0165
Tel: (212) 594-5300
Fax: (212) 868-1229

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles Piven
The World Trade Center Baltimore
Suite 2525
401 East Pratt Street
Baltimore, MD 21202
Phone:(410) 332 0030
Fax: (410)-685 1300
Attorneys for Plaintiff